UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 23, 2018

(Date of Report (Date of earliest event reported)

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – RKD 2111 Pacific, LLC

On August 23, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $1,600,000, (the “RKD 2111 Pacific Senior Loan”). The Borrower, RKD 2111 Pacific, LLC, a Delaware limited liability company (“RDK 2111 Pacific”), used the loan proceeds to acquire 18,789 square feet of land and intends to proceed through permitting for the development of 71 apartment units at 2111 South Pacific Avenue, San Pedro, CA 90731 (the “RDK 2111 Pacific Property”).

RDK 2111 Pacific is managed by the principals of Root Real Estate, Adam O’Neill and Martin Kulli, and the principals of Ketter Development, Boaz Miodovsky and Yaniv Malka. The principals have collectively entitled and developed over $500 million of real estate.

The RDK 2111 Pacific Property is composed of four parcels, all of which are unimproved.

On the original closing date of the RDK 2111 Pacific Senior Loan, RDK 2111 Pacific was capitalized with approximately $132,000 of equity capital from the Sponsors.

The RDK 2111 Pacific Senior Loan is composed of an A and a B note, both held by Fundrise Lending. The A-note has a maximum principal balance of $1,400,000 and bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the maturity date, August 23, 2020 (the “RDK 2111 Pacific Maturity Date A”). The B-note has a maximum principal balance of $200,000 and bears an interest rate of 21% per annum, with an amount equal to 21% per annum paid current on a monthly basis through the maturity date, February 23, 2019 (“RDK 2111 Pacific Maturity Date B”). Interest will be paid interest-only over the term of the loan for the entirety of the RKD 2111 Pacific Senior Loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the RDK 2111 Pacific Senior Loan amount, paid directly by RDK 2111 Pacific.

RDK 2111 Pacific has the ability to extend the RDK 2111 Pacific Maturity Date A for one, six-month period. To exercise the extension option, all interest must be paid and RDK 2111 Pacific will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.5%. RDK 2111 Pacific does not have the ability or right to extend the RDK 2111 Pacific Maturity Date B.

The Sponsors have provided customary springing and bad boy carve-out guarantees for the A-note. Full-recourse guarantees were provided for the B-note.

As of its closing date, the RDK 2111 Pacific Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 94.1%. The LTPP ratio is the amount of the RDK 2111 Pacific Senior Loan divided by the land purchase price. As of its closing date, the RDK 2111 Pacific Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 94.1%. The LTV ratio is the amount of the RDK 2111 Pacific Senior Loan divided by the August 2018, third-party appraised value of the RDK 2111 Pacific Property. There can be no assurance that such value is correct.

The RDK 2111 Pacific Property is located in the Central San Pedro neighborhood of San Pedro, CA. The Subject’s site is approximately 1 mile south of Downtown San Pedro and 23 miles south of Downtown Los Angeles. The Subject’s site is within close proximity to the new San Pedro Public Market development and the Port of Los Angeles.

As the RDK 2111 Pacific Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Declaration of Dividend

On August 24, 2018, the Manager of the Company declared a daily distribution of $0.0023287671 per share (the “September 2018 Daily Distribution Amount”) (which equates to approximately 8.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on September 1, 2018 and ending on September 30, 2018 (the “September 2018 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the September 2018 Distribution Period and the distributions are scheduled to be paid prior to October 21, 2018. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Brandon T. Jenkins
Name:	Brandon T. Jenkins
Title:	Chief Operating Office

Date:   August 29, 2018